UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41834

Global Mofy AI Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

At the extraordinary general meeting of shareholders (the “Meeting”) of Global Mofy AI Limited (the “Company”) convened on September 2, 2026 at 10:00 a.m., Beijing Time (September 1, 2026, at 10:00 p.m. Eastern Time), at the principal office of the Company located at No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town, Gaobeidian Township, Chaoyang District, Beijing, People’s Republic of China, 100000, the shareholders of the Company adopted resolutions approving all of the five proposals considered at the Meeting. A total of 2,753,835.81 Class A Ordinary Shares, par value $0.0015 per share of the Company, each of which is entitled to one vote per share, and 163,344 Class B Ordinary Shares, par value $0.0015 per share of the Company, each of which is entitled to twenty votes per share, collectively representing 6,020,715.81 voting power, accounting for 79.65% of the total voting power exercisable as of August 6, 2026, the record date, were present in person or by proxy at the Meeting. All matters voted on at the meeting were approved. The results of the votes, in voting power, were as follows:

1.	Proposal One – Ratification of the prior Share Consolidation

Resolution(s)	For	Against	Withheld/Abstain

Proposal One: By an ordinary resolution that

i. the ordinary resolution passed by shareholders at the annual general meeting of the Company held on January 5, 2026 (the Previous Meeting) approving that all of the authorised, issued, and outstanding Shares (as defined below) be consolidated at any one time or multiple times during a period of up to three (3) years after the date of the Previous Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always, that the accumulated consolidation ratio for any and all such share consolidation(s) shall be no less than two (2)-for-one (1) nor greater than five-hundred (500)-for-one (1), with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of such class as set out in the Company’s current amended and restated memorandum and articles of association (the “Shareholder Approval”) be confirmed, approved and ratified;

ii. the share consolidation effected pursuant to the Shareholder Approval on a 50 for 1 ratio with effect from 11 June 2026 (the “Effective Date”) by resolutions of directors of the Company be confirmed, approved and ratified;

iii. the consolidation of the authorised, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the Shares) on a 50 for 1 ratio (the Share Consolidation), pursuant to which every 50 Shares of par value US$0.00003 each be consolidated into one Share of par value US$0.0015, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares as set out in the Company’s memorandum and articles of association, be confirmed, approved and ratified;

iv. the rounding of fractional entitlements to Shares in connection with the Share Consolidation up to the next whole Share be confirmed, approved and ratified;

v. the change to the authorised share capital of the Company from US$1,020,000.00 divided into 30,000,000,000 Class A Ordinary Shares with par value of US$0.00003 each and 4,000,000,000 Class B Ordinary Shares with par value of US$0.00003 each to US$1,020,000.00 divided into 600,000,000 Class A ordinary shares with a par value of US$0.0015 each and 80,000,000 Class B Ordinary Shares with a par value of US$0.0015 each be confirmed, approved and ratified; and

vi. each director, officer and authorised signatory of the Company from time to time is authorised and instructed to make all necessary or desirable filings with the Registrar of Companies relating to the Share Consolidation.

	6,004,486.38	15,996.53	232.80

2.	Proposal Two – Adoption of the Company’s fifth amended and restated memorandum and articles of association

Resolution(s)	For	Against	Withheld/Abstain
Proposal Two: By a special resolution that, immediately following the Share Consolidation, the adoption of the Company’s fifth amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s fourth amended and restated memorandum and articles of association, to reflect the Share Consolidation be confirmed, approved and ratified.	6,004,249.36	16,000.33	466.02

3.	Proposal Three – Approval of the New Share Consolidation

Resolution(s)	For	Against	Withheld/Abstain

Proposal Three: By an ordinary resolution that,

i. all of the authorized, issued, and outstanding Shares be consolidated for one time, at a consolidation ratio of sixteen (16) to one (1), and on the 10th trading day after closing price of the Class A Ordinary Shares fails to meet the bid price requirement during a period of up to six (6) months after the date of the Meeting(the “New Share Consolidation”), with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Company’s current amended and restated memorandum and articles of association;

ii. the change to the authorised share capital of the Company from US$1,020,000.00 divided into 600,000,000 Class A ordinary shares with a par value of US$0.0015 each and 80,000,000 Class B Ordinary Shares with a par value of US$0.0015 each to US$1,020,000.00 divided into 37,500,000 Class A ordinary shares with a par value of US$0.024 each and 5,000,000 Class B Ordinary Shares with a par value of US$0.024 each be confirmed, approved and ratified; and

iii. no fractional shares be issued in connection with the New Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the New Share Consolidation, the total number of shares to be received by such shareholder be rounded up to the next whole share.

	6,004,528.58	15,947.69	239.44

4.	Proposal Four – Adoption of further amended and restated memorandum and articles of association to reflect the New Share Consolidation

Resolution(s)	For	Against	Withheld/Abstain
Proposal four: By a special resolution that, subject to and immediately following the New Share Consolidation, to adopt a further amended and restated memorandum of association of the Company (the “Sixth Amended and Restated Memorandum and Articles of Association”), in substitution for, and to the entire exclusion of, the amended and restated memorandum of association of the Company then currently in effect, to reflect the New Share Consolidation.	6,004,367.98	15,881.41	466.32

5.	Proposal Five – Adjournment of the Meeting

Resolution(s)	For	Against	Withheld/Abstain
Proposal Five: By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three and Proposal Four.	6,004,044.68	15,739.91	931.22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Mofy AI Limited

Date: September 2, 2026	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, Director, and Chairman of the Board

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